

Mail Stop 3720

December 5, 2016

Stuart Rosenstein
Executive Vice President and Chief Financial Officer
Townsquare Media, Inc.
240 Greenwich Avenue
Greenwich, CT 06830

>   **Re: Townsquare Media, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 26, 2016**
>   **Form 8-K**
>   **Filed November 8, 2016**
>   **File No. 001-36558**

Dear Rosenstein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed November 8, 2016

Exhibit 99.1

Non-GAAP Financial Measures and Definitions, page 12

1.   Refer to the third paragraph. You disclose that you use "Free Cash Flow" as an "operating performance" measure. Please tell us how you consider a measure that excludes cash interest expense, and cash paid for capital expenditures and cash paid for taxes an operating measure instead of a liquidity measure. We note your reconciliation from "Adjusted EBITDA" to "Free Cash Flow" begins with a GAAP measure, "Net income."

2.   Your presentation of "Direct Profit" on page 8 and throughout your earnings release is inconsistent with Question 100.01 of the Compliance and Disclosure Interpretative guidance issued on May 17, 2016. In this regard, we note that this measure is adjusted by corporate expenses that appear to include normal, recurring, cash operating expenses necessary to operate your business.   Please comply with this comment in your next earnings release.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dean Suehiro, Senior Staff Accountant at (202) 551-3384 or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Carlos Pacho
                                        Senior Assistant Chief Accountant
                                        AD Office 11 – Telecommunications